Vertex Pharmaceuticals Incorporated
130 Waverly Street • Cambridge, MA 02139-4242
Tel: 617.444.6100 • Fax: 617.444.6680
www.vrtx.com

May 2, 2006

Submitted via EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Mail Stop 3-9

Washington, DC 20549

Attn:	Jim B. Rosenberg, Senior Assistant Chief Accountant
Oscar Young, Senior Accountant
James Peklenk, Staff Accountant
Division of Corporation Finance

Re:	Vertex Pharmaceuticals Incorporated
Form 10-K for the Fiscal Year Ended December 31, 2005

File No. 000-19319

Addendum to Response Letter dated April 27, 2006

Ladies and Gentlemen:

Reference is made to the letter, dated April 27, 2006 (the “Response Letter”), submitted to the Securities and Exchange Commission (the “Commission”) by Vertex Pharmaceuticals Incorporated (the “Company”) in response to comments received from the staff of the Securities and Exchange Commission in the form of a letter, dated April 14, 2006.

In connection with the Company’s submission of the Response Letter, the Company hereby acknowledges and confirms:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding imitated by the Commission or any person under federal securities laws of the United States.

Please feel free to contact me in the event that you have any questions with respect to this matter.

Very truly yours,

/s/ Kenneth S. Boger
Kenneth S. Boger
Senior Vice President and General Counsel